

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2013

<u>Via E-mail</u>
Jill Green, Esq.
Associate General Counsel
Transocean Ltd.
10 Chemin de Blandonnet
Geneva, Switzerland CH-1214

> **Re:** **Transocean Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 18, 2013**
> **File No. 0-53533**

Dear Ms. Green:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

<u>General</u>

1. We note that the registrant has voluntarily included the Icahn Group's nominees on the registrant's proxy card and named the Icahn Group's nominees in the registrant's proxy statement. Please advise us as to how you are complying with Rule 14a-4(d)(1) which allows the proxy holder to vote only for bona fide nominees, which is a person who has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(4) for the definition of bona fide nominee.

2. Please note that the term "participant" includes "any nominee for whose election as a director proxies are solicited." Refer to Instruction 3(a)(ii) to Item 4 of Schedule 14A. Given that the Icahn Group's nominees are included on the registrant's proxy card, please advise as to why the registrant's proxy statement does not include the participant and

nominee information required by Items 4(b), 5(b) and 7 of Schedule 14A for the Icahn Group's nominees.

Votes Required, page P-2

3. Please revise to clarify the effect of abstentions and broker non-votes on each proposal. Refer to Item 21(b) of Schedule 14A. We note that you have already disclosed some of this information.

Proxies, page P-3

4. We note that the registrant has received notice that the election may be contested and that the Icahn Group has filed materials to contest the election. It is our understanding that in a contested election a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting. Please revise your disclosure accordingly or tell us why this is not necessary.

5. We note that if a shareholder returns her proxy card and has not indicated her votes, then her shares will be voted in the manner recommended by the Board. Please revise to specifically state how each proposal will be voted if the proxy card is returned unmarked.

Readoption of Authorized Share Capital, page P-12

6. Please revise to describe any specific plans to issue shares pursuant to the proposed authorization.

Election and Reelection of Directors, page P-16

7. For ease of investor understanding, please briefly describe why the Icahn Group's nominees are included on the registrant's proxy card.

Cost of Solicitation, page P-85

8. We note your disclosure that proxies may be solicited by electronic or regular mail, by telephone or by facsimile or personally. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

9. Please fill in the amount that has been incurred to date as this amount is known.

Proxy Card

10. Please revise to clearly mark the proxy card as preliminary pursuant to Rule 14a-6(e)(1).

11. Please revise the description of proposals 3.1, 3.2(A), 3.2(B) and 4 to clearly and impartially identify each matter. Refer to Rule 14a-4(a)(3). Please revise proposal 3.1 to briefly describe the distribution principle. Please revise proposals 3.2(A) and 3.2(B) to disclose the proposed dividend per share. Please revise proposal 4 to disclose the total number of shares that the board will be authorized to issue.

12. Please revise the proxy card to disclose above proposals 3(A) and 3(B) that if shareholders vote for both proposals 3(A) and 3(B), then that vote will be invalid and will not be counted. Similarly, please revise above proposal 6 to disclose that if they vote "FOR" more than five nominees, then that vote will be invalid and will not be counted. We note that you have already included this information in the voting instructions.

13. Please note that a form of proxy which provides for the election of directors must provide a means for security holders to withhold authority to vote for each nominee. Refer to Rule 14a-4(b)(2). Please revise or advise us.

14. We note that casting a vote "FOR" more than five nominees will be considered invalid and will not be counted. Please revise the proxy statement and proxy card to state whether shareholders may vote "FOR" five nominees and withhold their votes for up to three nominees, or whether that vote will be invalid and will not be counted.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3411 with any questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions